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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 26, 2002 announcing RELANDER ARRESTED.

1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 26, 2002, at 6.25 p.m.

RELANDER ARRESTED

        Sonera Corporation has learned today that The National Bureau of Investigation has arrested Kaj-Erik Relander. The reason for the arrest is that he is suspected on reasonable grounds for gross violation of secrecy of communications. Kaj-Erik Relander served as the President & CEO of Sonera Corporation from January 1, 2001 to July 31, 2001.

SONERA CORPORATION

Harri Koponen
President & CEO

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 26, 2002, at 6.25 p.m.
RELANDER ARRESTED
SIGNATURES